May 29, 2009

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	EV Energy Partners, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 11, 2009
File No. 001-33024

Dear Mr. Schwall:

On behalf of EV Energy Partners, L.P. (the “Company”), we hereby submit the following response to your letter dated May 28, 2009 (the “Comment Letter”), containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Form 10-K for the fiscal year ended December 31, 2008, filed March 13, 2009 and the Form 10-Q for the fiscal quarter ended March 31, 2009, filed May 11, 2009.

In this letter, we have reproduced your comments in italics typeface, and have made our responses in normal typeface.  In addition, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  We respectfully request that the Staff provide its further comments at its earliest convenience.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Note 2 – Summary of significant Accounting Policies, page 61

Impairment of Long-Lived Assets, page 62

1.
We understand from your disclosure on page 62 that you are following the guidance in SFAS 144 when evaluating your proved oil and natural gas properties for impairment; and that no impairment charges have been recognized in any of the three years presented.  We would like to understand how your impairment testing as of December 31, 2008 had taken into account the circumstances described in the disclosures referenced below.

Mr. H. Roger Schwall
May 29, 2009

(a)
In the last paragraph of your Critical Accounting Policy discussion pertaining to oil and natural gas properties on page 42, you acknowledge that downward revisions in proved reserve estimates, falling commodity prices, and rising operating costs could result in property impairment.

(b)
In the third paragraph under Overview on page 4, you explain that the decrease in commodity prices during 2008 had a significant impact on your proved reserves, attributing to a 17% decline in reserves previously estimated.

(c)
In the second-to-last paragraph on page 40, you discuss the decline in oil and gas prices during 2008 and clarify that this “has reduced and will continue to reduce” your cash flows from operations, although you also indicate that you have limited exposure to price volatility through 2013 by entering into derivative agreements.

(d)
In your discussion of 2008 results compared to 2007 results on page 45, you indicate that lease operating expenses per Mcfe were significantly higher than your 2007 unit costs, particularly for properties purchased during the year.

(e)
In your table showing the standardized measure of discounted future net cash flows relating to proved oil and gas reserves on page 80, we see that this metric fell significantly short of capitalized property costs at the end of 2008.

Please submit details of your impairment testing as at December 31, 2008, including an explanation of how you have overcome these adverse circumstances in estimating future cash flows, and a description of the assumptions used in your calculations.

Response:

The factors cited by the Staff in points (a) thru (e) above are indicating factors that the carrying amount of the long–lived asset (asset group) may not be recoverable. In applying the concepts of paragraph 8 of SFAS 144, the Company considered these and other factors and concluded that the asset groups should be tested for recoverability as of December 31, 2008, 2007 and 2006. Given the recent changes in oil and natural gas prices, operating and development costs, and reserve estimates during 2008 and into 2009, we have found it prudent to review the impairment indicators and perform tests each quarterly period as to the carrying value of our proved oil and natural gas properties, accounted for under the successful efforts method of accounting.

Mr. H. Roger Schwall
May 29, 2009

In accordance with SFAS 144, the Company performed its recoverability test using estimated undiscounted cash flow forecasts prepared based on our engineering reserve report for proved oil and natural gas properties compared to the net carrying amount of the respective asset groups. The estimated cash flows used were based on published “NYMEX strip” prices (adjusted for appropriate differentials) for the years 2009-2013 and constant prices thereafter of $70.00 per bbl and $7.00 per Mmbtu, which were below the strip prices for 2013 and subsequent available years.  The results of these tests indicated that there was no impairment on any individual asset group. While each individual asset group had varying levels of “cushion”, the aggregate estimated undiscounted cash flows were approximately $1.55 billion compared to a carrying amount of $0.76 billion.

In further response to item (e) above, the Staff correctly states that our standardized measure of discounted future net cash flow relating to proved oil and gas reserves (“Standardized Measure”) is significantly lower than our capitalized costs at year end. The  Standardized Measure is the present value of estimated future net revenues to be generated from the production of proved reserves, determined in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 69, Disclosures about Oil and Gas Producing Activities an amendment of FASB Statements 19, 25, 33, and 39. SFAS 69, requires the use of prices and costs in effect as of the date of estimation, held constant, and an annual discount rate of 10%.  As of December 31, 2008 the estimated future prices of oil and natural gas as utilized in the SFAS 144 impairment assessment significantly exceeded the December 31, 2008 spot prices as used in the Standardized Measure and such resulting cash flows were undiscounted as prescribed under SFAS 144.

Please disclose the extent to which you have covered your expected future production with derivative instruments for each year through 2013, as a supplement to your tables of derivative agreements on pages 53 and 68; the effect of these agreements on cash flows associated with scheduled future production should be clear.

Response:    The quantities of oil and natural gas production hedged are detailed in full in the Company’s Management’s Discussion and Analysis, and are less than the amounts of production for the corresponding periods forecast in the Company’s year-end reserve report.  The Company does not believe that it is appropriate to disclose the extent to which future production is covered by its outstanding hedges or the effect of these hedges on expected future cash flows associated with such future production.  The Company disclosures of the fair value of its hedges provides a measure of the value of such hedges and related expected cash flows.  The Company discloses in its Management’s Discussion and Analysis its historic production levels.  However, as is typical in our industry, the Company does not publicly disclose its forecasts of future production, other than its “guidance” for the current fiscal year.  In addition, a quantification of the effect of the hedging agreements on expected future cash flows at a point in time would require that the Company make a forecast of future operations, including a forecast regarding future prices.

Mr. H. Roger Schwall
May 29, 2009

Executive Compensation, page 86

Compensation Discussion and Analysis, page 86

2.
It is unclear to us whether or not you use benchmarks in determining the compensation of your executives.  Please clarify if this is the case, and if so, provide the disclosure required by Item 402(b)(2)(xiv) of Regulation S-K in all future filings.  Provide us with an example of your proposed disclosure on this matter.

Response:

Our compensation committee did not use benchmarking in its 2008 executive compensation process. Generally, in setting executive compensation, a company is considered to be "benchmarking" when it identifies a specific group of peer companies, collects data about the compensation paid by those companies, compares that data to its own compensation data and, in many cases, establishes a specific range within which the company desires its own compensation to fall with respect to the peers. In setting 2008 compensation, the compensation committee did not use such a formal process, although the committee did generally review proxy disclosures of peer companies and consider anecdotal evidence of competitive compensation.

The Company acknowledges the Staff’s comment and, should the compensation committee engage in benchmarking in the future, will include the disclosure required by Item 402(b)(2)(xiv) of Regulation S-K in future filings (including the names of the benchmarked companies). To the extent the compensation committee does not engage in benchmarking, the Company will include a clarifying statement to that effect in future filings.

3.
Please explain further your reimbursement process with respect to executive compensation.  For instance, you state that you do not directly reimburse EnerVest for compensation costs associated with Messrs. Walker, Houser, and Dwyer.  However, section 3.1(b) of the omnibus agreement indicates that you reimburse EnerVest for payments it makes for, among other things, the compensation of senior management.  Although the management fee is not calculated solely by reference to compensation costs, it appears to include full reimbursement for the portion of these executives’ compensation properly allocable to the partnership.  If that is the case, explain why you have not included the allocable portions in your compensation tables, given that these amounts were paid to these executives for services rendered to you.  See Item 402(a)(2) of Regulation S-K.

Mr. H. Roger Schwall
May 29, 2009

Response:    In section 3.1(b) of the omnibus agreement, the Company agrees to reimburse EnerVest for third party costs incurred in rendering the services under the agreement, which does not include EnerVest’s internal costs that are part of the general and administrative services charge as noted in Section 3.1(a).  These third party items to be reimbursed include, among others, legal fees, reserve engineering fees and other amounts paid to third parties.  To the extent these third party costs are paid by EnerVest, they are billed to the Company without mark-up.

Under section 3.1(a) of the omnibus agreement, EnerVest agrees to provide services “substantially identical in nature and quality to the services of such type previously provided by EnerVest in connection with their management and operation of the [Company’s assets] during the one-year period prior to the closing of [the Company’s initial public offering].”  Such arrangement has continued through 2008.  The amounts charged to the Company under the omnibus agreement for general and administrative services are agreed to by the Company and EnerVest at the beginning of each year for the ensuing year.  Such amounts are intended to reimburse various actual general and administrative costs of service for the upcoming year, without mark-up, including estimated representative efforts and time of the three noted senior management, that EnerVest will incur in managing the Company’s business under the agreement.  No adjustment is made if the time, effort and costs of EnerVest are different from those agreed to at the beginning of the year.  We believe that our disclosures of the omnibus agreement are appropriate and it does not appear appropriate to include an estimated percentage of the compensation cost components of Messrs. Walker, Houser or Dwyer paid by EnerVest in the compensation tables.

Mr. H. Roger Schwall
May 29, 2009

Exhibits 31.1 and 31.2

4.
We note that you have omitted required language from paragraphs 4 and 4(b) of your certifications.  It appears that this is inappropriate given that the transition period referenced in Part III.E of Release No. 34-47986 has passed.  Please revise to reflect the exact form of certification found in Item 601(b)(31) of Regulation S-K or explain your basis for concluding that your certification are appropriate.

Response:    The Company will amend its Form 10-K for the year ending December 31, 2008 in accordance with the attached draft amendment.

Form 10-Q for the fiscal Quarter Ended March 31, 2009

Exhibits 31.1 and 31.2

5.
Please revise the certifications of your principal executive officers to include the introductory language of paragraph 4, pertaining to internal control over financial reporting, as specified in Item 601(b)(31) of Regulation S-K.

Response:     The Company will amend its Form 10-Q for the quarter ending March 31, 2009 in accordance with the attached draft amendment.

If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and we will supply further detail as quickly as possible.

Sincerely,

/s/ Guy Young

Guy Young

cc:	Michael E. Mercer
Senior Vice President and Chief Financial Officer
EV Management, LLC

As requested in the letter dated May 28, 2009 containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Form 10-K for the fiscal year ended December 31, 2008, filed March 13, 2009 and the Form 10-Q for the fiscal quarter ended March 31, 2009, filed May 11, 2009, filed by EV Energy Partners, L.P. (the “Company”), the Company hereby acknowledges that:

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 10-Q;

•
Comments from the Staff or changes to disclosure in response to Staff comments in the Form 10-K and the Form 10-Q do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K and the Form 10-Q; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

EV ENERGY PARTNERS, L.P.

By:  EV Energy GP, LP., its general partner

By:  EV Management, LLC, its general partner

By:          /s/ Michael E. Mercer
Name:   Michael E. Mercer
Title:     Senior Vice President and
              Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1 on
FORM 10–K/A

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number
001-33024
EV Energy Partners, L.P.
(Exact name of registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	20–4745690 (I.R.S. Employer Identification No.)

1001 Fannin, Suite 800, Houston, Texas (Address of principal executive offices)	77002 (Zip Code)
Registrant’s telephone number, including area code: (713) 651-1144
Securities registered pursuant to Section 12(b) of the Act:
Common Units Representing Limited Partner Interests (Title of each class)	NASDAQ Stock Market LLC (Name of each exchange on which registered)
Securities registered pursuant to Section 12(g) of the Act:  None
Indicate by check mark if the registrant is a well–known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES ☐  NO ☑
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
YES ☐  NO ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES ☑  NO ☐
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S–K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III or any amendment to the
Form 10–K.  ☑
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b–2 of the Exchange Act.  Check one:

Large accelerated filer ☐	Accelerated filer ☑

Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b–2 of the Exchange Act).
YES ☐ NO ☑
The aggregate market value of the common units held by non–affiliates at June 30, 2008 based on the closing price on the NASDAQ Global Market on June 30, 2008 was $335,643,089.
As of March 2, 2009, the registrant had 13,130,471 common units outstanding.

9

This Amendment No. 1 on Form 10-K/A is being filed solely to amend and restate Exhibits 31.1 and 31.2 filed with the Form 10-K for the year ended December 31, 2008, previously filed with the Securities and Exchange Commission on March 13, 2009 (the “Original 10-K”). This Amendment No. 1 on Form 10-K/A amends only the items stated above and does not otherwise update disclosures for events that occurred subsequent to the original filing date of the Original Form 10-K.

ITEM 15.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)	List of Documents filed as part of this Report

(1)	Financial Statements

All financial statement of the Registrant as set forth under Item 8 of the Original Form 10–K.

(2)	Financial Statement Schedules

Financial statement schedules have been omitted because they are either not required, not applicable or the information required to be presented is included in our consolidated financial statements and related notes.

(3)	Exhibits

The exhibits listed below are filed or furnished as part of this report:

2.1
Purchase and Sale Agreement by and among EV Properties, L.P. and Five States Energy Company, LLC dated November 10, 2006 (Incorporated by reference from Exhibit 2.1 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on November 17, 2006).

2.2
Purchase and Sale Agreement by and among EV Properties, L.P. and Five States Energy Company, LLC dated November 10, 2006 (Incorporated by reference from Exhibit 2.2 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on November 17, 2006).

2.3
Purchase and Sale Agreement between EV Properties, L.P. and EnerVest Energy Institutional Fund IX, L.P. and EnerVest Energy Institutional Fund IX–WI, L.P. dated January 9, 2007 (Incorporated by reference from Exhibit 2.1 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on January 16, 2007).

2.4
Agreement of Sale and Purchase by and among EnerVest Monroe Limited Partnership, EnerVest Monroe Pipeline GP, L.C. and EnerVest Monroe Gathering, Ltd., as Seller, and EnerVest Production Partners, Ltd, as Buyer, dated March 7, 2007 (Incorporated by reference from Exhibit 2.1 to EV Energy Partners L.P.’s current report on Form 8–K filed with the SEC on March 14, 2007).

2.5
First Amendment to Agreement of Sale and Purchase by and among EnerVest Monroe Limited Partnership, EnerVest Monroe Pipeline GP, L.C., EnerVest Production Partners, Ltd and EVPP GP, LLC dated March 29, 2007 (Incorporated by reference from Exhibit 2.1 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on April 4, 2007).

2.6
Purchase and Sale Agreement between Anadarko E&P Company LP and Kerr–McGee Oil and Gas Onshore LP, as Seller, and EnerVest Energy Institutional Fund X–A, L.P., EnerVest Energy Institutional Fund X–WI, L.P., EnerVest Energy Institutional Fund XI–A, L.P., EnerVest Energy Institutional Fund XI–WI, L.P., EnerVest Management Partners, Ltd., Wachovia Investment Holdings, LLC and EV Properties, L.P. dated April 13, 2007 (Incorporated by reference from Exhibit 2.3 to EV Energy Partners, L.P.’s quarterly report on Form 10–Q filed with the SEC on August 14, 2007).

2.7
Asset Purchase and Sale Agreement between Plantation Operating, LLC, as Seller, and EV Properties, L.P., as Buyer, dated July 17, 2007 (Incorporated by reference from Exhibit 2.5 to EV Energy Partners, L.P.’s quarterly report on Form 10–Q filed with the SEC of November 14, 2007).

2.8
Agreement of Sale and Purchase between EnerVest Appalachia, L.P., as Seller, and EnerVest Production Partners, Ltd., as Buyer, dated November 16, 2007 (Incorporated by reference from Exhibit 2.8 to EV Energy Partners, L.P.’s annual report on Form 10–K filed with the SEC on March 14, 2008).

2.9
Purchase and Sale Agreement between EV Properties, L.P. and EnerVest Energy Institutional Fund IX, L.P. and EnerVest Energy Institutional Fund IX-WI, L.P. dated August 11, 2008 (Incorporated by reference from Exhibit 2.1 to EV Energy Partners L.P.’s current report on Form 8–k filed with the SEC on November 10, 2008).

3.1
First Amended and Restated Partnership Agreement EV Energy Partners, L.P. (Incorporated by reference from Exhibit 3.1 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on October 5, 2006).

3.2
First Amended and Restated Partnership Agreement of EV Energy GP, L.P. (Incorporated by reference from Exhibit 3.2 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on October 5, 2006).

3.3
Amended and Restated Limited Liability Company Agreement of EV Management, LLC. (Incorporated by reference from Exhibit 3.3 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on October 5, 2006).

3.4
First Amendment dated April 15, 2008 to First Amended and Restated Partnership Agreement of EV Energy Partners, L.P., effective as of January 1, 2007 (Incorporated by reference from Exhibit 3.1 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on April 18, 2008).

10.1
Omnibus Agreement, dated September 29, 2006, by and among EnerVest Management Partners, Ltd., EV Management, LLC, EV Energy GP, L.P., EV Energy Partners, L.P., and EV Properties, L.P. (Incorporated by reference from Exhibit 10.1 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on October 5, 2006).

10.2
Contract Operating Agreement, dated September 29, 2006, by and among EnerVest Operating, L.L.C. and EnerVest Production Partners, L.P. (Incorporated by reference from Exhibit 10.2 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on October 5, 2006).

10.3
Contract Operating Agreement, dated September 29, 2006, by and among EnerVest Operating, L.L.C. and CGAS Properties, L.P. (Incorporated by reference from Exhibit 10.3 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on October 5, 2006).

*10.4	EV Energy Partners, L.P. Long–Term Incentive Plan (Incorporated by reference from Exhibit 10.4 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on October 5, 2006).

10.5
Contribution Agreement, dated September 29, 2006, by and among EnerVest Management Partners, Ltd., EVEC Holdings, LLC, EnerVest Operating, L.L.C., CGAS Exploration, Inc., EV Investors, L.P., , EVCG GP LLC, CGAS Properties, L.P., CGAS Holdings, LLC, EnCap Energy Capital Fund V, L.P., EnCap V-B Acquisitions, L.P., EnCap Fund V, EV Management, LLC, EV Energy GP, L.P., and EV Energy Partners, L.P. (Incorporated by reference from Exhibit 10.5 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on October 5, 2006).

10.6
Credit Agreement, dated September 29, 2006, by and among EV Properties, L.P. and JPMorgan Chase Bank, N.A., as administrative agent for the lenders named therein. (Incorporated by reference from Exhibit 10.6 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on October 5, 2006).

*10.7
Employment Agreement, dated October 1, 2006, by and between EV Management, LLC and Michael E. Mercer. (Incorporated by reference from Exhibit 10.7 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on October 5, 2006).

*10.8
Employment Agreement, dated October 1, 2006, by and between EV Management, LLC and Kathryn S. MacAskie. (Incorporated by reference from Exhibit 10.8 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on October 5, 2006).

10.9
Purchase Agreement, dated February 27, 2007, by and among EV Energy Partners, L.P. and the Purchasers named therein (Incorporated by reference from Exhibit 10.1 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on February 28, 2007).

10.10
Registration Rights Agreement, dated February 27, 2007, by and among EV Energy Partners, L.P. and the Purchasers named therein (Incorporated by reference from Exhibit 10.2 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on February 28, 2007).

10.11
Purchase Agreement, dated June 1, 2007, by and among EV Energy Partners, L.P. and the Purchasers named therein (Incorporated by reference from Exhibit 10.1 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on June 4, 2007).

10.12
Registration Rights Agreement, dated June 1, 2007, by and among EV Energy Partners, L.P. and the Purchasers named therein (Incorporated by reference from Exhibit 10.2 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on June 4, 2007).

10.13
Amended and Restated Credit Agreement dated as of October 1, 2007, among EV Energy Partners, L.P., as Parent, EV Properties, L.P., as Borrower, and JPMorgan Chase Bank, N.A., as administrative agent for the lenders named therein (Incorporated by reference from Exhibit 10.13 to EV Energy Partners, L.P.’s annual report on Form 10–K filed with the SEC on March 14, 2008).

10.14
First Amendment dated August 28, 2008 to Amended and Restated Credit Agreement (Incorporated by reference from Exhibit 10.1 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on September 4, 2008).

10.15
Omnibus Agreement Extension, dated December 17, 2008, by and between EnerVest, Ltd. and EV Energy GP, L.P. (Incorporated by reference from Exhibit 10.15 to EV Energy Partners, L.P.’s annual report on Form 10–K filed with the SEC on March 13, 2009).

21.1	Subsidiaries of EV Energy Partners, L.P. (Incorporated by reference from Exhibit 21.1 to EV Energy Partners, L.P.’s annual report on Form 10–K filed with the SEC on March 13, 2009)

23.1	Consent of Cawley, Gillespie & Associates, Inc. (Incorporated by reference from Exhibit 23.1 to EV Energy Partners, L.P.’s annual report on Form 10–K filed with the SEC on March 13, 2009)

23.2	Consent of Deloitte & Touche LLP(Incorporated by reference from Exhibit 23.2 to EV Energy Partners, L.P.’s annual report on Form 10–K filed with the SEC on March 13, 2009)

+31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

+31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

+32 .1	Section 1350 Certification of Chief Executive Officer

+32.2	Section 1350 Certification of Chief Financial Officer

_____________
*	Management contract or compensatory plan or arrangement

+	Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EV Energy Partners, L.P.
(Registrant)
Date: May __, 2009

By: /s/ MICHAEL E. MERCER
Michael E. Mercer
Chief Financial Officer of EV Management LLC,
general partner of EV Energy GP, L.P.,
general partner of EV Energy Partners, L.P.

EXHIBIT INDEX

2.1
Purchase and Sale Agreement by and among EV Properties, L.P. and Five States Energy Company, LLC dated November 10, 2006 (Incorporated by reference from Exhibit 2.1 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on November 17, 2006).

2.2
Purchase and Sale Agreement by and among EV Properties, L.P. and Five States Energy Company, LLC dated November 10, 2006 (Incorporated by reference from Exhibit 2.2 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on November 17, 2006).

2.3
Purchase and Sale Agreement between EV Properties, L.P. and EnerVest Energy Institutional Fund IX, L.P. and EnerVest Energy Institutional Fund IX–WI, L.P. dated January 9, 2007 (Incorporated by reference from Exhibit 2.1 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on January 16, 2007).

2.4
Agreement of Sale and Purchase by and among EnerVest Monroe Limited Partnership, EnerVest Monroe Pipeline GP, L.C. and EnerVest Monroe Gathering, Ltd., as Seller, and EnerVest Production Partners, Ltd, as Buyer, dated March 7, 2007 (Incorporated by reference from Exhibit 2.1 to EV Energy Partners L.P.’s current report on Form 8–K filed with the SEC on March 14, 2007).

2.5
First Amendment to Agreement of Sale and Purchase by and among EnerVest Monroe Limited Partnership, EnerVest Monroe Pipeline GP, L.C., EnerVest Production Partners, Ltd and EVPP GP, LLC dated March 29, 2007 (Incorporated by reference from Exhibit 2.1 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on April 4, 2007).

2.6
Purchase and Sale Agreement between Anadarko E&P Company LP and Kerr–McGee Oil and Gas Onshore LP, as Seller, and EnerVest Energy Institutional Fund X–A, L.P., EnerVest Energy Institutional Fund X–WI, L.P., EnerVest Energy Institutional Fund XI–A, L.P., EnerVest Energy Institutional Fund XI–WI, L.P., EnerVest Management Partners, Ltd., Wachovia Investment Holdings, LLC and EV Properties, L.P. dated April 13, 2007 (Incorporated by reference from Exhibit 2.3 to EV Energy Partners, L.P.’s quarterly report on Form 10–Q filed with the SEC on August 14, 2007).

2.7
Asset Purchase and Sale Agreement between Plantation Operating, LLC, as Seller, and EV Properties, L.P., as Buyer, dated July 17, 2007 (Incorporated by reference from Exhibit 2.5 to EV Energy Partners, L.P.’s quarterly report on Form 10–Q filed with the SEC of November 14, 2007).

2.8
Agreement of Sale and Purchase between EnerVest Appalachia, L.P., as Seller, and EnerVest Production Partners, Ltd., as Buyer, dated November 16, 2007 (Incorporated by reference from Exhibit 2.8 to EV Energy Partners, L.P.’s annual report on Form 10–K filed with the SEC on March 14, 2008).

2.9
Purchase and Sale Agreement between EV Properties, L.P. and EnerVest Energy Institutional Fund IX, L.P. and EnerVest Energy Institutional Fund IX-WI, L.P. dated August 11, 2008 (Incorporated by reference from Exhibit 2.1 to EV Energy Partners L.P.’s current report on Form 8–k filed with the SEC on November 10, 2008).

3.1
First Amended and Restated Partnership Agreement EV Energy Partners, L.P. (Incorporated by reference from Exhibit 3.1 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on October 5, 2006).

3.2
First Amended and Restated Partnership Agreement of EV Energy GP, L.P. (Incorporated by reference from Exhibit 3.2 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on October 5, 2006).

3.3
Amended and Restated Limited Liability Company Agreement of EV Management, LLC. (Incorporated by reference from Exhibit 3.3 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on October 5, 2006).

3.4
First Amendment dated April 15, 2008 to First Amended and Restated Partnership Agreement of EV Energy Partners, L.P., effective as of January 1, 2007 (Incorporated by reference from Exhibit 3.1 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on April 18, 2008).

10.1
Omnibus Agreement, dated September 29, 2006, by and among EnerVest Management Partners, Ltd., EV Management, LLC, EV Energy GP, L.P., EV Energy Partners, L.P., and EV Properties, L.P. (Incorporated by reference from Exhibit 10.1 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on October 5, 2006).

10.2
Contract Operating Agreement, dated September 29, 2006, by and among EnerVest Operating, L.L.C. and EnerVest Production Partners, L.P. (Incorporated by reference from Exhibit 10.2 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on October 5, 2006).

10.3
Contract Operating Agreement, dated September 29, 2006, by and among EnerVest Operating, L.L.C. and CGAS Properties, L.P. (Incorporated by reference from Exhibit 10.3 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on October 5, 2006).

*10.4	EV Energy Partners, L.P. Long–Term Incentive Plan (Incorporated by reference from Exhibit 10.4 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on October 5, 2006).

10.5
Contribution Agreement, dated September 29, 2006, by and among EnerVest Management Partners, Ltd., EVEC Holdings, LLC, EnerVest Operating, L.L.C., CGAS Exploration, Inc., EV Investors, L.P., , EVCG GP LLC, CGAS Properties, L.P., CGAS Holdings, LLC, EnCap Energy Capital Fund V, L.P., EnCap V-B Acquisitions, L.P., EnCap Fund V, EV Management, LLC, EV Energy GP, L.P., and EV Energy Partners, L.P. (Incorporated by reference from Exhibit 10.5 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on October 5, 2006).

10.6
Credit Agreement, dated September 29, 2006, by and among EV Properties, L.P. and JPMorgan Chase Bank, N.A., as administrative agent for the lenders named therein. (Incorporated by reference from Exhibit 10.6 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on October 5, 2006).

*10.7
Employment Agreement, dated October 1, 2006, by and between EV Management, LLC and Michael E. Mercer. (Incorporated by reference from Exhibit 10.7 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on October 5, 2006).

*10.8
Employment Agreement, dated October 1, 2006, by and between EV Management, LLC and Kathryn S. MacAskie. (Incorporated by reference from Exhibit 10.8 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on October 5, 2006).

10.9
Purchase Agreement, dated February 27, 2007, by and among EV Energy Partners, L.P. and the Purchasers named therein (Incorporated by reference from Exhibit 10.1 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on February 28, 2007).

10.10
Registration Rights Agreement, dated February 27, 2007, by and among EV Energy Partners, L.P. and the Purchasers named therein (Incorporated by reference from Exhibit 10.2 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on February 28, 2007).

10.11
Purchase Agreement, dated June 1, 2007, by and among EV Energy Partners, L.P. and the Purchasers named therein (Incorporated by reference from Exhibit 10.1 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on June 4, 2007).

10.12
Registration Rights Agreement, dated June 1, 2007, by and among EV Energy Partners, L.P. and the Purchasers named therein (Incorporated by reference from Exhibit 10.2 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on June 4, 2007).

10.13
Amended and Restated Credit Agreement dated as of October 1, 2007, among EV Energy Partners, L.P., as Parent, EV Properties, L.P., as Borrower, and JPMorgan Chase Bank, N.A., as administrative agent for the lenders named therein (Incorporated by reference from Exhibit 10.13 to EV Energy Partners, L.P.’s annual report on Form 10–K filed with the SEC on March 14, 2008).

10.14
First Amendment dated August 28, 2008 to Amended and Restated Credit Agreement (Incorporated by reference from Exhibit 10.1 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on September 4, 2008).

10.15
Omnibus Agreement Extension, dated December 17, 2008, by and between EnerVest, Ltd. and EV Energy GP, L.P. (Incorporated by reference from Exhibit 10.15 to EV Energy Partners, L.P.’s annual report on Form 10–K filed with the SEC on March 13, 2009).

21.1	Subsidiaries of EV Energy Partners, L.P. (Incorporated by reference from Exhibit 21.1 to EV Energy Partners, L.P.’s annual report on Form 10–K filed with the SEC on March 13, 2009)

23.1	Consent of Cawley, Gillespie & Associates, Inc. (Incorporated by reference from Exhibit 23.1 to EV Energy Partners, L.P.’s annual report on Form 10–K filed with the SEC on March 13, 2009)

23.2	Consent of Deloitte & Touche LLP(Incorporated by reference from Exhibit 23.2 to EV Energy Partners, L.P.’s annual report on Form 10–K filed with the SEC on March 13, 2009)

+31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

+31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

+32 .1	Section 1350 Certification of Chief Executive Officer

+32.2	Section 1350 Certification of Chief Financial Officer

______________
*	Management contract or compensatory plan or arrangement

+	Filed herewith

EXHIBIT 31.1

CERTIFICATIONS

I, John B. Walker, certify that:

1	I have reviewed this annual report on Form 10–K of EV Energy Partners, L.P.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May __, 2009

/s/ JOHN B. WALKER
John B. Walker
Chief Executive Officer of EV Management LLC,
general partner of EV Energy GP, L.P.,
general partner of EV Energy Partners, L.P.

EXHIBIT 31.2

CERTIFICATIONS

I, Michael E. Mercer, certify that:

1.	I have reviewed this annual report on Form 10–K of EV Energy Partners, L.P.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

 Date: May __, 2009

/s/ MICHAEL E. MERCER
Michael E. Mercer
Chief Financial Officer of EV Management LLC,
general partner of EV Energy GP, L.P.,
general partner of EV Energy Partners, L.P.

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying report on Form 10–K for the period ended December 31, 2008 of EV Energy, L.P. (the “Partnership”) and filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, John B. Walker, President and Chief Executive Officer of EV Management, LLC, the general partner of EV Energy GP, L.P., the general partner of the Partnership, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

•	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

•	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Partnership.

Date: May __, 2009

/s/ JOHN B. WALKER
John B. Walker
Chief Executive Officer of EV Management LLC,
general partner of EV Energy GP, L.P.,
general partner of EV Energy Partners, L.P.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying report on Form 10–K for the period ended December 31, 2008 of EV Energy, L.P. (the “Partnership”) and filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Michael E. Mercer, Chief Financial Officer of EV Management, LLC, the general partner of EV Energy GP, L.P., the general partner of the Partnership, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

•	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

•	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Partnership.

Date: May __, 2009

/s/ MICHAEL E. MERCER
Michael E. Mercer
Chief Financial Officer of EV Management LLC,
general partner of EV Energy GP, L.P.,
general partner of EV Energy Partners, L.P.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1 on
Form 10-Q/A

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number
001-33024

EV Energy Partners, L.P.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	20–4745690 (I.R.S. Employer Identification No.)

1001 Fannin, Suite 800, Houston, Texas (Address of principal executive offices)	77002 (Zip Code)

Registrant’s telephone number, including area code: (713) 651-1144

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES ☑  NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
YES ☐  NO ☐

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b–2 of the Exchange Act.  Check one:

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b–2 of the Exchange Act).
YES ☐ NO ☑

As of May 4, 2009, the registrant had 13,130,471 common units outstanding.

This Amendment No. 1 on Form 10-Q/A is being filed solely to amend and restate Exhibits 31.1 and 31.2 filed with the Form 10-Q for the quarter ended March 31, 2009, previously filed with the Securities and Exchange Commission on May 11, 2009 (the “Original 10-Q”). This Amendment No. 1 on Form 10-Q/A amends only the items stated above and does not otherwise update disclosures for events that occurred subsequent to the original filing date of the Original Form 10-Q.

ITEM 6. EXHIBITS

The exhibits listed below are filed or furnished as part of this report:

10.1
Third Amendment dated April 10, 2009 to Amended and Restated Credit Agreement (Incorporated by reference from Exhibit 10.1 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on April 16, 2009).

+31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

+31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

+32 .1	Section 1350 Certification of Chief Executive Officer

+32.2	Section 1350 Certification of Chief Financial Officer

___________
+  Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EV Energy Partners, L.P.
(Registrant)

Date: May __, 2009	By:	/s/ MICHAEL E. MERCER
Michael E. Mercer
Chief Financial Officer of EV Management LLC,
general partner of EV Energy GP, L.P.,
general partner of EV Energy Partners, L.P.

EXHIBIT INDEX

10.1
Third Amendment dated April 10, 2009 to Amended and Restated Credit Agreement (Incorporated by reference from Exhibit 10.1 to EV Energy Partners, L.P.’s current report on Form 8–K filed with the SEC on April 16, 2009).

+31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

+31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

+32 .1	Section 1350 Certification of Chief Executive Officer

+32.2	Section 1350 Certification of Chief Financial Officer

___________
+  Filed herewith

Exhibit 31.1

CERTIFICATIONS

I, John B. Walker, certify that:

1	I have reviewed this quarterly report on Form 10–Q of EV Energy Partners, L.P.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May __, 2009	/s/ JOHN B. WALKER
John B. Walker
Chief Executive Officer of EV Management LLC,
general partner of EV Energy GP, L.P.,
general partner of EV Energy Partners, L.P.

Exhibit 31.2

CERTIFICATIONS

I, Michael E. Mercer, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of EV Energy Partners, L.P.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May __, 2009	/s/MICHAEL E. MERCER
Michael E. Mercer
Chief Financial Officer of EV Management LLC,
general partner of EV Energy GP, L.P.,
general partner of EV Energy Partners, L.P.

Exhibit 32.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying report on Form 10–Q for the period ended March 31, 2009 of EV Energy Partners, L.P. (the “Partnership”) and filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, John B. Walker, Chief Executive Officer of EV Management, LLC, the general partner of EV Energy GP, L.P., the general partner of the Partnership, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

•	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

•	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the combined predecessors of the Partnership.

Date: May __, 2009	/s/ JOHN B. WALKER
John B. Walker
Chief Executive Officer of EV Management LLC,
general partner of EV Energy GP, L.P.,
general partner of EV Energy Partners, L.P.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying report on Form 10–Q for the period ended March 31, 2009 of EV Energy Partners, L.P. (the “Partnership”) and filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Michael E. Mercer, Chief Financial Officer of EV Management, LLC, the general partner of EV Energy GP, L.P., the general partner of the Partnership, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

•	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

•	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the combined predecessors of the Partnership.

Date: May __, 2009	/s/MICHAEL E. MERCER
Michael E. Mercer
Chief Financial Officer of EV Management LLC,
general partner of EV Energy GP, L.P.,
general partner of EV Energy Partners, L.P.